EXHIBIT H-1

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     November __, 1999

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December __, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After December __, 1999, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     ALLIANT ENERGY CORPORATION, ET AL. (70-9455)
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     Alliant Energy Corporation ("Alliant Energy"), a registered holding company, and its wholly-owned non-utility subsidiary, Alliant Energy Resources, Inc. ("AER"), 222 West Washington Avenue, Madison, Wisconsin 53703, have filed a post-effective amendment to their application-declaration in this proceeding pursuant to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder

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requesting  a  modification  in the  terms  of the  Commission's  order  in this proceeding dated August 26, 1999 (the "Financing Order").1

     Under the Financing Order, the Commission authorized Alliant Energy and AER to engage in a program of external and intrasystem financing for the period through December 31, 2001. Among other things, the Commission authorized Alliant Energy to provide guarantees or other forms of credit support on behalf of its subsidiaries (including AER) in an aggregate amount at any time outstanding not to exceed $600 million. The Financing Order provides that any promissory note, bond or other evidence of indebtedness issued by any non-utility subsidiary of Alliant Energy which is guaranteed by Alliant Energy shall mature in no more than 40 years after the date of issuance and bear interest at a fixed or floating rate no greater than 300 basis points over a reference rate which, in the case of a fixed rate note, is the yield to maturity of a United States Treasury obligation having a remaining term approximately equal to the average life of such note at the time issued (the "Treasury Rate").

     AER states that it may issue unsecured senior notes ("Senior Notes") from time to time which are unconditionally guaranteed by Alliant Energy, subject to the interest rate limitation noted above. AER further states that, depending on market conditions and other factors, it may offer its Senior Notes to broker-dealers and other investors in transactions that are exempt from the registration requirements under the Securities Act of 1933, as amended (the "1933 Act"), and in connection with any such offering, may also enter into a registration rights agreement or similar agreement with the initial purchasers of the Senior Notes pursuant to which AER would agree to conduct an offer to exchange a new series of unsecured senior notes (the "Exchange Notes") for an equal principal amount of its outstanding Senior Notes at a future date specified in such agreement. In any such case, the Exchange Notes would also be guaranteed by Alliant Energy. The Exchange Notes would be identical in all material respects, including maturity and interest rate, to the Senior Notes which are retired in the exchange, except that the transaction in which the Exchange Notes are issued will be registered with the Commission and thus the Exchange Notes will not be subject to restrictions on transfer or bear restrictive legends.

     AER states that a registration rights agreement entered into with the initial purchasers of the Senior Notes would also likely provide that the interest rate on the Senior Notes would be increased by some predetermined amount (typically 50 to 100 basis points) if (i) AER fails to file the registration statement pursuant to the 1933 Act for the exchange offer prior to a specified date, (ii) the exchange offer registration statement has not been declared effective by the Commission prior to a specified date, or (iii) the exchange offer is not consummated prior to a specified date.

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             1 See Holding Co. Act Release No. 27069.


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     Although the Exchange Notes would bear interest at the same rate as the
Senior Notes for which they are exchanged in the exchange offer transaction described above, it is possible that, with the gap in time between the date of issuance of the Senior Notes and the consummation of the exchange offer, the interest rate on the Exchange Notes could exceed 300 basis points over the Treasury Rate in effect as of the date of the issuance of the Exchange Notes. Similarly, with the passage of time between the date of issuance of the Senior Notes and the date of any interest rate reset on the Senior Notes, the new rate could exceed 300 basis points over the Treasury Rate in effect on the reset date. The applicants state that this could happen, in either case, if there were a significant drop in the underlying Treasury Rate after the Senior Notes are issued.

     The applicants now request a modification to the terms of the Financing Order so that it is clear that, in the case of any exchange offer or interest rate reset provision negotiated in conjunction with the sale of Senior Notes which are guaranteed by Alliant Energy, the applicable Treasury Rate used for purposes of determining the maximum interest rate on notes guaranteed by Alliant Energy shall be the Treasury Rate as in effect on the date of the initial closing and not the Treasury Rate in effect on the exchange date or interest rate reset date, as the case may be.


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